Filed pursuant to Rule 433

Preliminary Prospectus dated June 30, 2008

Registration Number: 333-143727

Smithfield Foods, Inc.

Final Term Sheet

4.00% Convertible Senior Notes due 2013

July 1, 2008

Issuer:	Smithfield Foods, Inc. (the “Company”)

Title of Securities:	4.00% Convertible Senior Notes due 2013

Ranking:	Senior unsecured

Maturity:	June 30, 2013, unless earlier converted or repurchased

Aggregate Principal Amount:	$350,000,000 ($400,000,000 if the underwriters exercise their over-allotment option in full)

Public Offering Price:	100% per note, plus accrued interest, if any, from July 8, 2008

Gross Proceeds to the Company (after underwriting discounts and before expenses):	Approximately $340.4 million in the aggregate ($389.0 million if the underwriters exercise their over-allotment option in full)

Annual Interest Rate:	4.00% per annum

Interest Payment Dates:	June 30 and December 30 of each year, beginning on December 30, 2008

Optional Redemption/Defeasance:	None

Conversion Premium:	Approximately 30%

Initial Conversion Price:	Approximately $22.68 per share of common stock

Initial Conversion Rate:	44.0820, subject to adjustment

Closing Price of the Common Stock on the NYSE:	$17.45 on July 1, 2008

Conversion Rate Adjustment Upon a Fundamental Change:	If holders elect to convert notes in connection with a “fundamental change” (as defined in the preliminary prospectus supplement dated June 30, 2008 to the prospectus dated June 14, 2007 (the “Preliminary Prospectus”)) that occurs on or prior to maturity of the notes, the conversion rate applicable to notes so converted will be increased by an additional number of shares of common stock. The following table sets forth the hypothetical stock price and the number of additional shares to be delivered per $1,000 principal amount of notes:

	Stock Price
Effective Date	$17.45	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00

July 8, 2008	13.2245	11.3030	9.0616	7.4344	6.2192	5.2890	4.5613	3.9809	3.1219	2.5231	2.0852	1.4911	1.1085

June 30, 2009	13.2245	10.7481	8.4237	6.7710	5.5634	4.6591	3.9666	3.4255	2.6458	2.1191	1.7431	1.2443	0.9276

June 30, 2010	13.2245	9.9906	7.5539	5.8710	4.6802	3.8178	3.1794	2.6967	2.0306	1.6038	1.3107	0.9346	0.7002

June 30, 2011	13.2245	9.0126	6.4011	4.6762	3.5184	2.7274	2.1764	1.7845	1.2866	0.9970	0.8113	0.5841	0.4437

June 30, 2012	13.2245	7.6300	4.6893	2.9103	1.8509	1.2254	0.8559	0.6355	0.4157	0.3187	0.2644	0.1980	0.1536

June 30, 2013	13.2245	5.9180	0.3624	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the stock price is greater than $70.00 per share (subject to adjustment), no additional shares will be added to the conversion rate. If the stock price is less than $17.45 per share (subject to adjustment), no additional shares will be added to the conversion rate. Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 57.3065 per $1,000 principal amount of notes, subject to adjustment.

Fundamental Change Put:	If the Company undergoes a fundamental change (as defined under “Description of the Notes”––Fundamental Change Permits Holders to Require Us to Purchase Notes” in the Preliminary Prospectus), holders may require the Company to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including additional interest, if any, up to, but excluding, the repurchase date. The Company will pay cash for all notes so repurchased.

Listing:	The Company does not intend to apply for a listing of the notes on any securities exchange.

Use of Proceeds:	The Company estimates that the net proceeds of this offering will be approximately $338.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, the Company estimates that such net proceeds will be approximately $387.3 million.

The Company intends to use approximately $45.1 million of the net proceeds of this offering to pay the net cost of convertible note hedge and warrant transactions that it expects to enter into with affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or other counterparties selected by it (representing the cost to the Company of the convertible note hedge transactions, partially offset by the proceeds to the Company of the warrant transactions). The Company intends to use approximately $100.0 million of the remaining net proceeds from this offering to repay outstanding indebtedness under its May 2008 Credit Line. The remaining net proceeds will be applied to reduce amounts outstanding under the Company’s U.S. Revolver. If the underwriters exercise their over-allotment option, the Company will use a portion of the net proceeds from the sale of the additional notes to pay the additional cost of the upsized convertible note hedge transactions (which will be partially offset by any additional proceeds to the Company from the corresponding upsize of the warrant transactions), and use the remainder to repay outstanding indebtedness under the U.S. Revolver.

Convertible Note Hedge and Warrant Transactions:	The convertible note hedge transactions and the warrant transactions will each cover, subject to customary adjustments, approximately 15.4 million shares of common stock. The strike price of the warrant transactions will be $30.54 per share, which is 75% higher than the closing price of the Company’s common stock on the NYSE on July 1, 2008.

Joint Bookrunners:	Citi, Goldman, Sachs & Co. and JPMorgan

Co-Managers:	BMO Capital Markets, CALYON, Rabo Securities USA, Inc., The Royal Bank of Scotland, SOCIETE GENERALE, SunTrust Robinson Humphrey, ING Wholesale Banking, and HSBC

CUSIP:	832248 AR9

ISIN:	US832248AR98

Pricing Date:	July 1, 2008

Settlement Date:	July 8, 2008

Concurrent Private Placement:	On June 30, 2008, the Company entered into a purchase agreement (the Purchase Agreement) with Starbase International Limited, a company registered in the British Virgin Islands (the Purchaser) which is a subsidiary of COFCO (Hong Kong) Limited (COFCO), and COFCO as guarantor. Pursuant to the Purchase Agreement, the Company will sell 7,000,000 shares (the Shares), or approximately 4.95% of the Company’s common stock (after giving effect to the issuance and sale of the Shares) to the Purchaser, under Regulation S of the Securities Act of 1933, as amended, at a price per Share of $17.45 which is equal to the closing price per share of the Company’s common stock on July 1, 2008.

The sale is conditioned upon, among other things, the closing of this offering and is expected to close with respect to approximately 3.1 million of the Shares concurrently with or shortly after this offering, with the balance of the Shares expected to settle following the completion of Hart-Scott-Rodino Act antitrust review.

Capitalization:	The following table sets forth the Company’s cash and cash equivalents and capitalization as of April 27, 2008 on a historical basis and as adjusted to give effect to the Company’s May 2008 Credit Line borrowing and the application of those funds to reduce amounts outstanding under the Company’s U.S. Revolver, this offering of the notes, the application of the net proceeds of this offering and the convertible note hedge and warrant transactions.

This table should be read along with, and is qualified in its entirety by, the section captioned “Use of Proceeds” in the Preliminary Prospectus and the Company’s audited consolidated financial statements and related notes in its annual report on Form 10-K for the year ended April 27, 2008, and the section of its annual report titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(in millions)	As of April 27, 2008(1)
	Actual	As adjusted
Cash and cash equivalents	$57.3	$57.3

U.S. Revolver(2)	925.0	731.5
European Revolver(3)	467.9	467.9
International Facilities	123.5	123.5
Notes payable	169.3	169.3
Long-Term debt and capital lease obligations:
Senior Secured Notes	50.0	50.0
Other subsidiary debt obligations	385.9	385.9
Offered notes	—	350.0
7.75% Senior Notes due 2017	500.0	500.0
7% Senior Notes due 2011(4)	605.8	605.8
7 3/4% Senior Notes due 2013	350.0	350.0
8% Senior Notes due 2009(5)	300.7	300.7
Capital lease obligations	5.3	5.3
May 2008 Credit Line	—	(100.0)

Total debt (including capital lease obligations)	3,883.4	3,939.9
Less current portion of long-term debt, notes payable and capital lease obligations	(409.0)	(409.0)

Total long-term debt (including capital lease obligations)	3,474.4	3,530.9
Total shareholders’ equity	3,048.2	3,048.2

Total capitalization	6,522.6	6,579.1

(1)	In May 2008, the Company entered into the May 2008 Credit Line for $150 million, under which the Company has drawn $100.0 million. The Company used this borrowing to reduce outstanding borrowings under the U.S. Revolver. The Company intends to repay the $100.0 million amount under the May 2008 Credit Line with a portion of the net proceeds of this offering.

In June 2008, the Company entered into the June 2008 Credit Line. As of the date hereof, the Company has not borrowed any funds under this facility. The Company anticipates that as a result of this offering all commitments under this facility will terminate.

On June 30, 2008, the Company entered into a contract to sell 7,000,000 shares of its common stock to a single investor in a private placement at a price per share that is equal to the closing price per share of the Company’s common stock on July 1, 2008. The information included in the table does not reflect that transaction.

(2)	As of April 27, 2008, on an as adjusted basis, the Company would have had outstanding borrowings of $731.5 million and availability of $401.7 million under the U.S. Revolver after giving effect to $141.8 million of outstanding letters of credit. In June 2008, the Company exercised its option to increase the amount committed under its U.S. Revolver by $25.0 million. The amount outstanding under the U.S. Revolver fluctuates throughout the year depending on the Company’s working capital and other needs.

(3)	As of April 27, 2008, the Company would have had no additional availability under the European Revolver. The amount outstanding under the European Revolver fluctuates throughout the year depending on the Company’s working capital and other needs.

(4)	Includes unamortized portion of bond premium.

(5)	Pursuant to GAAP, reflects mark-to-market adjustments for fair value interest rate swaps.

Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus at your request. You may request the prospectus by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman, Sachs & Co. toll free at 1-866-471-2526, or by calling J.P. Morgan Securities Inc. toll free at 1-866-430-0686.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION). SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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